WEIKANG BIO-TECHNOLOGY GROUP COMPANY, INC.

No. 365 Chengde Street, Daowai District, Harbin
Heilongjiang Province, People’s Republic of China 150020

December 28, 2011

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:
Weikang Bio-Technology Group Co., Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 22, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 21, 2011
File No. 333-165684

Dear Mr. Rosenberg,

We are responding to comments contained in the Staff letter, dated December 13, 2011, addressed to Yin Wang, Chief Executive Officer of Weikang Bio-Technology Group Co., Inc. (the “Company”), with respect to the above-referenced filings.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K for the Year Ended December 31, 2010
Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 51

1.
Your disclosure states that disclosure controls and procedures were "adequate" as of December 31, 2010. However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures. Please amend your filing accordingly.

Response:

We have revised our filing to disclose our conclusions regarding the effectiveness of our disclosure controls and procedures in the Amendment No. 1 to the Form 10-K (“Form 10-K/A”) as follows:

Management carried out an assessment, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010, pursuant to Exchange Act Rule 13(a)-14(c). We carried out this evaluation using criteria similar to that proscribed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this assessment, management concluded that the Company’s disclosure controls and procedures were ~~adequate~~ effective to ensure that information required to be disclosed in reports that the Company files or submits under the Exchange Act would be recorded, processed, summarized and reported in accordance with the rules and forms of the SEC.

2.
It does not appear that you have disclosed your conclusion regarding management's assessment of internal control over financial reporting as of December 31, 2010. Refer to Item 308T of Regulation S-K. Please amend your Filing to include your assessment.

Response:

We have added our conclusion regarding management’s assessment of internal control over financial reporting as of December 31, 2011 as follows:

Management carried out an assessment, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010, pursuant to Exchange Act Rule 13(a)-14(c). We carried out this evaluation using criteria similar to that proscribed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (the “COSO Report”). Based on this assessment, management concluded that the Company’s disclosure controls and procedures were ~~adequate~~ effective to ensure that information required to be disclosed in reports that the Company files or submits under the Exchange Act would be recorded, processed, summarized and reported in accordance with the rules and forms of the SEC.

Under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. Based on that evaluation and the criteria set forth in the COSO Report, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles.

Signatures, page 63

3.
We note the Form 10-K is not signed by your controller or principal accounting officer. If your chief financial officer, Mr. Baolin Sun, was acting as controller or principal accounting officer at the time the Form 10-K was executed, please confirm that he also signed the Form 10-K in the capacity of controller or principal accounting officer. In the alternative, please amend your filing to include the signature of your controller or principal accounting officer. See General Instruction D.2 of Form 10-K.

Response:

We confirm that Mr. Baolin Sun also signed the Form 10-K in the capacity of principal accounting officer.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 4. Controls and Procedures, page 10

4.
You state that your principal executive and financial officers evaluated your disclosure controls and procedures as of the three months ended March 31, 2011, and not as of June 30, 2011. Please amend your filing accordingly.

Response:

We have revised our disclosure accordingly.

Form 10-Q for the Quarterly Period Ended September 30, 2011
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 36

5.
We note that your accounts receivable increased from $652K at December 31, 2010 to $6.5 million at September 30, 2011, while the allowance for doubtful accounts increased from $0 at December 31, 2010 to $343K at September 30, 2011. Please provide us with proposed disclosure to be included in future periodic reports explaining why accounts receivable has increased significantly between these periods. In this regard, also address the following in your proposed disclosure:

•
On page 18, you state "The Company offers credit terms of between 30 to 60 days to most of their customers." Please address whether, and if so, how that timeframe changed during the periods presented. Additionally, please explain the circumstances in which you offer extended credit terms. The current disclosure implies that certain customers have credit terms greater than 60 days;

•	The aging of your accounts receivable at September 30, 2011; and

•	The steps you take in collecting accounts receivable and your policy with respect to determining when a receivable is ultimately written off

Response:

We propose to include the following disclosure in our future periodic reports:

The working capital of certain customers was tight as a result of tightened fiscal policy in China, which has contributed to a general slowdown in many sectors of the Chinese economy. We are facing increasing competition in the healthcare products industry.  Accordingly, starting from 2011, we decided to grant credit terms of up to 60 days to our customers to maintain long-term relationships with existing customers and attract new customers. However, we do not provide our customer credit terms of more than 60 days.

As of September 30, 2011, all of the account receivables were within 30 days, which was due to an increase of $22.75 million or 54% in sales for the nine months ended September 30, 2011 compared to the comparable period of 2010 as well as our new 60 days credit terms granted to our customers. As a result, our accounts receivable increased from $652,000 at December 30, 2010 to $6.5 million at September 30, 2011.

Accounts receivable aging (net of bad debt allowance) as of September 30, 2011 is as follows:

As of September 30, 2011	Within 30 days	Total
Balance of Accounts receivable	$6,510,091	$6,510,091

Most of our customers have long-term and reliable relationships with us and our salespeople visit the clients to collect payment on a regular basis. Thus far we have not had any bad debts nor delinquent accounts receivable. However, we still provided provisions for bad debt allowance since our accounts receivable significantly increased as a result of increased sales and the credit terms extended to our customers.

Our bad debt allowance on accounts receivable was calculated based on 5% of the outstanding balance of the accounts receivable of our subsidiary -Tianfang at June 30, 2011. This estimate was on the basis of the historical collection period of Tianfang, which was around 30 days, while the other Chinese subsidiary - Weikang has a shorter payment collection period, which was around 10 to 20 days. Comparing the potential risk, we decided to make bad debt allowance on accounts receivable of Tianfang based on Tianfang’s accounts receivable as of June 30, 2011.  We do not have any bad debt as of today; however, we will evaluate the bad debt allowances balance as of December 31, 2011.

6.	Please provide us proposed disclosure to be included in future periodic reports addressing the following regarding advances to suppliers:
•	A summary of their terms;
•	Why they and other receivables increased from $241 K at December 31, 2010 to $5.3 million at September 30, 2011; and
•	Your accounting policy.
Response:

We propose to include the following disclosure in our future periodic reports:

Advances to suppliers represent the prepayment for raw materials purchase.  Our suppliers continuously provide us good quality raw materials at a reasonable price. As necessary action, we made payments in advance to certain suppliers to secure the current price of the raw materials to mitigate the adverse impact of continuous inflation in China.  In June 2011, we purchased approximately $4.5 million raw materials in Bozhou City, Anhui Province, which has the largest medicinal raw material distribution center.

We made payments in advance to purchase raw materials at a lower price in order to control our production costs.  Whether we will make more prepayments for raw materials in the future is based on the prevailing market price of raw materials.

  We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Yin Wang
Name: Yin Wang Title: Chief Executive Officer